Exhibit 99.2

Financial Report for the Three and Nine Months Ended September 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and nine-month periods ended September 30, 2016 and September 30, 2015. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on February 12, 2016. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;
•	our ability to leverage GasLog Ltd. (“GasLog”)’s relationships and reputation in the shipping industry;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to purchase vessels from GasLog in the future;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into upon consummation of the initial public offering (the “IPO”) and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	our business strategy and other plans and objectives for future operations;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2016, available at http://www.sec.gov.
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We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Cash Distribution

On October 26, 2016, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.478 per unit for the quarter ended September 30, 2016. The cash distribution is payable on November 11, 2016, to all unitholders of record as of November 7, 2016. The aggregate amount of the declared distribution will be $17.08 million.

Recent Developments

On August 5, 2016, GasLog Partners completed an equity offering of 2,750,000 common units and issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest at an offering price of $19.50 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $53.39 million.

As of September 30, 2016, GasLog holds a 30.45% interest in the Partnership (including 2% through general partner units); as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more.

Our fleet consists of eight LNG carriers, including three vessels with modern tri-fuel diesel electric propulsion technology (“TFDE”) and five modern steam vessels (“Steam”) that operate under long-term charters with wholly owned subsidiaries of Royal Dutch Shell plc (“Shell”). We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

We operate our vessels under long-term charters with fixed-fee contracts that generate predictable cash flows. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

As of September 30, 2016, our fleet consists of the following vessels:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	2021–2026 (1)
GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	2021–2026 (1)
GasLog Sydney	2013	155,000	Shell	TFDE	September 2018(4)	2021–2026 (1)
Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023–2025 (2)
Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	2022–2024 (2)
Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	2022–2024 (3)
Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023–2025 (3)
Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023–2025 (3)

(1)	The charters may be extended for up to two extension periods of three or four years at the charterers’ option, and each charter requires that the charterer provide us with 90 days’ redelivery notice before the charter expiration and 18 months’ notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(2)	Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	Charterer may extend the term of two of the related charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
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(4)	Pursuant to the agreement signed with Methane Services Limited (“MSL”) on April 21, 2015, with respect to the GasLog Sydney, whose charter was shortened by 8 months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening.

Additional Vessels

Existing Vessel Interests Purchase Options

We currently have the option to purchase from GasLog: (i) the Solaris, the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and Hull No. 2103 within 36 months after each such vessel’s acceptance by her charterer, (ii) the GasLog Seattle and the Methane Lydon Volney within 36 months after the closing of GasLog’s IPO, which occurred on May 12, 2014 and (iii) the Methane Becki Anne and the right to acquire GAS-twenty six Ltd. with its long-term bareboat charter of (and right to acquire) the Methane Julia Louise (which is subject to a multi-year charter to MSL), 36 months after the completion of their acquisition by GasLog, which occurred on March 31, 2015, in each case at fair market value as determined pursuant to the omnibus agreement.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(2)
GasLog Seattle	2013	155,000	Shell	TFDE	December 2020
Solaris	2014	155,000	Shell	TFDE	June 2021
GasLog Greece	2016	174,000	Shell	TFDE	March 2026
GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026
GasLog Geneva	2016	174,000	Shell	TFDE	September 2023
Hull No. 2103	Q4 2016	174,000	Shell	TFDE	2023
Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020
Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024
Methane Julia Louise(3)	2010	170,000	Shell	TFDE	March 2026

(1)	For newbuildings, expected delivery quarters are presented.

(2)	Indicates the expiration of the initial fixed term.

(3)	On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping Co., Ltd. (“Lepta Shipping”), a subsidiary of Mitsui Co., Ltd. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its then current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven year charter with MSL.

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. In the event that GasLog acquires, operates or puts under charter a Five-Year Vessel, then GasLog will be required, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter, to notify us and offer us the opportunity to purchase such Five-Year Vessel at fair market value. The five newbuildings listed below, will each qualify as a Five Year Vessel upon commencement of its charter, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five Year Vessel.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer	Propulsion(4)	Estimated Charter Expiration(5)
Hull No. 2130	Q1 2018	174,000	Shell	LP-2S	2027
Hull No. 2800	Q1 2018	174,000	Shell	LP-2S	2028
Hull No. 2801	Q1 2018	174,000	Total(2)	LP-2S	2025
Hull No. 2131	Q1 2019	174,000	Shell	LP-2S	2029
Hull No. 2212	Q2 2019	180,000	Centrica (3)	LP-2S	2026

(1)	Expected delivery quarters are presented.

(2)	The vessel is chartered to Total Gas & Power Chartering Limited (“Total”).
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(3)	The vessel is chartered to a subsidiary of Centrica plc (“Centrica”).

(4)	References to “LP-2S” refer to low pressure dual-fuel two-stroke engine propulsion.

(5)	Charter expiration to be determined based upon actual date of delivery.

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership. The transfer of the three initial vessels from GasLog to the Partnership at the time of our IPO, the transfer of two vessels from GasLog to the Partnership in September 2014 and the transfer of an additional three vessels from GasLog to the Partnership on July 1, 2015, were each accounted for as a reorganization of entities under common control under IFRS. The unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog.

The Partnership’s historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Three-month period ended September 30, 2015 compared to the three-month period ended September 30, 2016

	IFRS Reported Common Control Results
	2015	2016	Change

Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	51,453	51,452	(1)
Vessel operating costs	(10,151)	(10,822)	(671)
Voyage expenses and commissions	(640)	(644)	(4)
Depreciation	(11,099)	(11,116)	(17)
General and administrative expenses	(3,415)	(2,750)	665
Profit from operations	26,148	26,120	(28)
Financial costs	(6,923)	(7,333)	(410)
Financial income	5	84	79
Profit for the period	19,230	18,871	(359)
Profit attributable to Partnership’s operations	19,230	18,871	(359)

For the three-month periods ended September 30, 2015 and 2016, we had an average of eight vessels operating in our owned fleet having 736 operating days.

Revenues: Revenues remained unchanged, and were $51.45 million for both the three-month period ended September 30, 2015 and 2016, respectively.

Vessel Operating Costs: Vessel operating costs increased by $0.67 million, or 6.60%, from $10.15 million for the three-month period ended September 30, 2015, to $10.82 million for the same period in 2016. The increase is mainly attributable to an increase of $1.10 million in technical and maintenance expenses related to new technical equipment, various scheduled repairs and technical certifications, partially offset by a decrease of $0.43 million in the remaining operating expenses.

Depreciation: Depreciation increased marginally by $0.02 million, or 0.18%, from $11.10 million for the three-month period ended September 30, 2015, to $11.12 million for the same period in 2016.

General and Administrative Expenses: General and administrative expenses decreased by $0.67 million, or 19.59%, from $3.42 million for the three-month period ended September 30, 2015, to $2.75 million for the same period in 2016. The decrease is mainly attributable to a decrease of $0.69 million in legal and professional expenses related mainly to consultancy fees charged in 2015, partially offset by a net increase of $0.02 million in all other expenses.

Financial Costs: Financial costs increased by $0.41 million, or 5.92%, from $6.92 million for the three-month period ended September 30, 2015, to $7.33 million for the same period in 2016. The increase is mainly attributable to the increase in amortization of loan fees of $0.14 million, the increase in commitment fees of $0.17 million for the revolving credit facility with GasLog and the increase of $0.10 million in interest expenses on loans. During the three-month period ended September 30, 2015, we had an average of $788.43 million of outstanding indebtedness with a weighted average interest rate of 3.03%, compared to an average of $718.33 million of outstanding indebtedness, with a weighted average interest rate of 3.38% during the three-month period ended September 30, 2016.

Profit for the Period and Profit attributable to the Partnership: Profit for the period and profit attributable to the Partnership decreased by $0.36 million, or 1.87%, from $19.23 million for the three-month period ended September 30, 2015, to $18.87 million for the same period in 2016, as a result of the aforementioned factors. For the three-month periods ended September 30, 2015 and 2016, Profit and Profit attributable to the Partnership were the same because there were no acquisitions of vessels from GasLog during such periods, which required retrospective adjustment of the historical financial statements.

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Nine-month period ended September 30, 2015 compared to the nine-month period ended September 30, 2016

	IFRS Reported Common Control Results
	2015	2016	Change

Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	147,736	150,446	2,710
Vessel operating costs	(32,249)	(32,634)	(385)
Voyage expenses and commissions	(2,031)	(2,135)	(104)
Depreciation	(33,097)	(33,168)	(71)
General and administrative expenses	(8,322)	(8,426)	(104)
Profit from operations	72,037	74,083	2,046
Financial costs	(20,316)	(21,766)	(1,450)
Financial income	24	126	102
Profit for the period	51,745	52,443	698
Profit attributable to the Partnership	44,741	52,443	7,702

For the nine-month period ended September 30, 2015, we had an average of eight vessels operating in our owned fleet having 2,109 operating days while during the nine-month period ended September 30, 2016, we had an average of eight vessels operating in our owned fleet having 2,147 operating days.

Revenues: Revenues increased by $2.71 million, or 1.83%, from $147.74 million for the nine-month period ended September 30, 2015, to $150.45 million for the same period in 2016. The increase of $2.71 million is mainly attributable to an increase of $0.56 million due to one additional calendar day during the nine-month period ended September 30, 2016, an increase of $1.57 million due to the reduced off-hire days from scheduled drydockings and $0.58 million due to the reduced off-hire days in relation to repairs in the nine-month period ended 2016 compared to the same period in 2015.

Vessel Operating Costs: Vessel operating costs increased by $0.38 million, or 1.18%, from $32.25 million for the nine-month period ended September 30, 2015, to $32.63 million for the same period in 2016. The increase is mainly attributable to an increase of $1.67 million in technical expenses related to new technical equipment, various scheduled repairs and technical certifications, partially offset by a decrease of $1.02 million in vessel’s tax, a decrease in crew expenses by $0.24 million and a net decrease of $0.03 million in all other expenses.

Depreciation: Depreciation increased marginally by $0.07 million, or 0.21%, from $33.10 million for the nine-month period ended September 30, 2015, to $33.17 million for the same period in 2016.

General and Administrative Expenses: General and administrative expenses increased by $0.11 million, or 1.32%, from $8.32 million for the nine-month period ended September 30, 2015, to $8.43 million for the same period in 2016. The increase is mainly attributable to an increase in administrative expenses of $0.88 million for services under the administrative services agreement with GasLog related to the three vessels acquired from GasLog in July 2015, an increase of $0.21 million in the non-cash expense recognized in respect of share-based compensation and a $0.12 million increase in net foreign exchange losses, partially offset by a decrease of $0.86 million in legal and professional fees related mainly to consultancy fees charged in 2015 and a net decrease of $0.24 million in all other expenses.

Financial Costs: Financial costs increased by $1.45 million, or 7.14%, from $20.32 million for the nine-month period ended September 30, 2015, to $21.77 million for the same period in 2016. The increase is mainly attributable to the increase in amortization of loan fees of $0.60 million, the increase in commitment fees of $0.41 million for the revolving credit facility with GasLog, the $0.35 million increase in interest expenses on loans and the increase in other financial expenses of $0.09 million. During the nine-month period ended September 30, 2015, we had an average of $795.89 million of outstanding indebtedness with a weighted average interest rate of 2.97%, compared to an average of $731.25 million of outstanding indebtedness, with a weighted average interest rate of 3.29%, during the nine-month period ended September 30, 2016.

Profit for the Period: Profit for the period increased by $0.69 million, or 1.33%, from $51.75 million for the nine-month period ended September 30, 2015, to $52.44 million for the same period in 2016, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership increased by $7.70 million, or 17.21%, from $44.74 million for the nine-month period ended September 30, 2015, to $52.44 million for the nine-month period ended September 30, 2016. The increase is mainly attributable to the increase in operating days (1,641 operating days in the nine-month period ended September 30, 2015 as compared to 2,147 operating days in the nine-month period ended September 30, 2016) which resulted from the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally partially offset by the off-hire days due to scheduled drydockings.

Specifically, the profit attributable to the Partnership was affected by (a) an increase in revenues of $36.06 million contributed by the three new vessels, partially offset by a $2.58 million decrease in revenues from the existing vessels (the average daily hire rate for the nine-month period ended September 30, 2015 was $71,282 as compared to $70,073 for the nine-month period ended September 30, 2016 since the new vessels have slightly lower charter rates), (b) an increase in operating expenses attributable to the Partnership of $9.28 million, of which $7.52 million resulted from the acquisition of the three vessels and the balance of $1.76 million resulted from expenditures for scheduled replacement equipment, scheduled repairs during drydocking, cargo tank repairs and other regulatory periodical certifications (the average daily operating expenses for the nine-month period ended September 30, 2015 was $14,229 per day as compared to $14,890 per day for the nine-month period ended September 30, 2016), (c) an increase in depreciation expense attributable to the Partnership of $8.34 million, resulting primarily from the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth

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and the Methane Heather Sally and (d) an increase in voyage expenses and commissions attributable to the Partnership of $0.68 million.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in general and administrative expenses attributable to the Partnership of $0.71 million, from $7.72 million for the nine-month period ended September 30, 2015, to $8.43 million for the nine-month period ended September 30, 2016, which is primarily attributable to an increase in administrative fees, commercial management fees and share-based compensation and (b) an increase in net financial costs attributable to the Partnership of $6.76 million, from $14.88 million for the nine-month period ended September 30, 2015, to $21.64 million for the nine-month period ended September 30, 2016.

The above discussion of revenues, operating expenses, depreciation expense, voyage expenses and commissions, general and administrative expenses and net financial costs attributable to the Partnership for the nine-month period ended September 30, 2015, are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report. The Partnership Performance Results reported in the first, second and third quarters of 2016 are the same as the IFRS Common Control Reported Results for the respective periods since there were no vessel acquisitions from GasLog during the last three quarters, which would have resulted in retrospective adjustment of the historical financial statements.

Seasonality

Since our vessels are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues during the year.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

As of September 30, 2016, we had an aggregate of $712.85 million of indebtedness outstanding under our credit facilities. An amount of $40.57 million of outstanding debt is repayable within one year.

On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements (the “Credit Agreements”) to refinance debt maturities that were scheduled to become due in 2016 and 2017.

The Credit Agreements are comprised of a five-year senior tranche facility of up to $396.50 million and a two-year bullet junior tranche of up to $180.0 million. The vessels covered by the Credit Agreements are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne. ABN AMRO Bank N.V. and DNB (UK) Ltd. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited.

On April 5, 2016, $216.86 million and $89.87 million under the senior and junior tranche, respectively, of the Credit Agreements were drawn by the Partnership to refinance $305.50 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. The amounts drawn under the senior tranche facility shall be repaid in 20 quarterly equal installments commencing three months after the drawdown date. The amounts drawn under the junior tranche facility shall be repaid in full 24 months after the drawdown date. Amounts drawn bear interest at LIBOR plus a margin (variable margin for the junior tranche).

Depending on market conditions, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. We expect over time to economically hedge a material proportion of our exposure to interest rate fluctuations by entering into new interest rate swap contracts. As of September 30, 2016, the Partnership had no interest rate swaps.

Working Capital Position

As of September 30, 2016, our current assets totaled $117.89 million and current liabilities totaled $65.36 million, resulting in a positive working capital position of $52.53 million.

We anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

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Cash Flows

Nine-month period ended September 30, 2015 compared to the nine-month period ended September 30, 2016

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Nine months ended September 30,
	2015	2016

	(in thousands of U.S. dollars)
Net cash provided by operating activities	82,831	91,194
Net cash provided by/(used in) investing activities	16,414	(5,127)
Net cash used in financing activities	(68,284)	(36,745)

Net Cash provided by Operating Activities:

Net cash provided by operating activities increased by $8.36 million, from $82.83 million in the nine-month period ended September 30, 2015, to $91.19 million in the nine-month period ended September 30, 2016. The increase of $8.36 million is mainly attributable to an increase of $7.61 million in revenue collections and a $1.91 million decrease in payments for general and administrative expenses, operating expenses and inventories, partially offset by an increase of $1.16 million in cash paid for interest.

Net Cash provided by/(used in) Investing Activities:

Net cash provided by investing activities decreased by $21.54 million, from cash provided by investing activities of $16.41 million in the nine-month period ended September 30, 2015, to cash used in investing activities of $5.13 million in the nine-month period ended September 30, 2016. The decrease of $21.54 million is mainly attributable to a decrease in net cash from short-term investments of $21.70 million, partially offset by a decrease of $0.08 million in payments for vessels and an increase in financial income of $0.08 million.

Net Cash used in Financing Activities:

Net cash used in financing activities decreased by $31.53 million, from $68.28 million in the nine-month period ended September 30, 2015, to $36.75 million in the nine-month period ended September 30, 2016. The decrease of $31.53 million is attributable to an increase in bank loan repayments of $315.02 million, a decrease in net public offering proceeds of $121.91 million, an increase of $13.02 million in distributions and an increase of $5.74 million in payments of loan issuance costs, partially offset by $306.74 million proceeds from borrowings, a cash remittance of $172.63 million to GasLog in exchange for contribution of net assets in 2015 and the $7.85 million payment of the dividends due prior to vessels’ dropdown in 2015.

 Contracted Charter Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of September 30, 2016:

	Contracted Charter Revenues and Days from Time Charters

	On and after October 1,	For the years ending December 31,
	2016	2017	2018	2019	2020	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$51.54	$205.09	$162.24	$112.83	$37.08	$568.78
Total contracted days(1)	736	2,920	2,364	1,716	564	8,300
Total available days(5)	736	2,920	2,830	2,920	2,838	12,244
Total unfixed days(6)	—	—	466	1,204	2,274	3,944
Percentage of total contracted days/total available days	100%	100%	83.53%	58.77%	19.87%	67.79%

(1)	Reflects time charter revenues and contracted days for the eight LNG carriers in our fleet.

(2)	Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.

(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.

(4)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).
19

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of September 30, 2016 for the eight LNG carriers in our fleet. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 12, 2016. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

20

GASLOG PARTNERS LP

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited condensed consolidated statements of financial position as of December 31, 2015 and September 30, 2016	F-2
Unaudited condensed consolidated statements of profit or loss and other comprehensive income for the three and nine months ended September 30, 2015 and 2016	F-3
Unaudited condensed consolidated statements of changes in owners’/partners’ equity for the nine months ended September 30, 2015 and 2016	F-4
Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2015 and 2016	F-5
Notes to the unaudited condensed consolidated financial statements	F-6
F-1

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2015 and September 30, 2016

(All amounts expressed in U.S. Dollars, except unit data)

	Note	December 31, 2015	September 30, 2016
Assets
Non-current assets
Deferred financing costs		74,442	—
Other non-current assets		2,002,324	1,288,929
Vessels	4	1,274,733,866	1,246,609,482
Total non-current assets		1,276,810,632	1,247,898,411
Current assets
Trade and other receivables		5,098,123	3,062,614
Inventories		1,633,572	1,882,304
Due from related parties	3	2,885,676	2,338,985
Prepayments and other current assets		339,813	880,739
Cash and cash equivalents		60,402,105	109,724,213
Total current assets		70,359,289	117,888,855
Total assets		1,347,169,921	1,365,787,266
Partners’ equity and liabilities
Partners’ equity
Common unitholders (21,822,358 units issued and outstanding as of December 31, 2015 and 24,572,358 units issued and outstanding as of September 30, 2016)		507,432,951	561,931,305
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2015 and September 30, 2016)		59,785,646	60,727,312
General partner (645,811 units issued and outstanding as of December 31, 2015 and 701,933 units issued and outstanding as of September 30, 2016)		8,841,527	10,019,675
Incentive distribution rights (“IDR”)		2,116,965	3,080,307
Total partners’ equity		578,177,089	635,758,599
Current liabilities
Trade accounts payable		2,398,370	1,303,739
Due to related parties	3	137,267	133,428
Other payables and accruals	7	24,784,352	25,952,182
Borrowings—current portion	6	325,767,736	37,973,585
Total current liabilities		353,087,725	65,362,934
Non-current liabilities
Borrowings—non-current portion	3, 6	415,722,907	664,523,528
Other non-current liabilities		182,200	142,205
Total non-current liabilities		415,905,107	664,665,733
Total partners’ equity and liabilities		1,347,169,921	1,365,787,266

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

For the three and nine months ended September 30, 2015 and 2016

(All amounts expressed in U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2015	September 30, 2016	September 30, 2015	September 30, 2016

Revenues		51,452,562	51,452,566	147,735,540	150,446,347
Vessel operating costs		(10,151,112)	(10,822,165)	(32,249,047)	(32,634,111)
Voyage expenses and commissions		(640,222)	(644,204)	(2,030,831)	(2,134,781)
Depreciation	4	(11,098,875)	(11,116,002)	(33,097,312)	(33,168,207)
General and administrative expenses	8	(3,414,873)	(2,749,896)	(8,321,836)	(8,425,628)
Profit from operations		26,147,480	26,120,299	72,036,514	74,083,620
Financial costs	9	(6,922,543)	(7,332,907)	(20,315,817)	(21,766,049)
Financial income		4,818	83,409	23,998	125,788
Total other expenses, net		(6,917,725)	(7,249,498)	(20,291,819)	(21,640,261)
Profit and other comprehensive income for the period		19,229,755	18,870,801	51,744,695	52,443,359

Earnings per unit attributable to the Partnership, basic and diluted:	12
Common unit		0.56	0.54	1.79	1.55
Subordinated unit		0.56	0.52	1.26	1.52
General partner unit		0.60	0.56	1.64	1.60

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Partners LP

Unaudited condensed consolidated statements of changes in owners’/partners’ equity

For the nine months ended September 30, 2015 and 2016

(All amounts expressed in U.S. Dollars, except unit data)

			Limited Partners
	General partner		Common unitholders		Subordinated unitholders		IDR	Total Partners’ equity	Owners’ capital	Total
	Units		Units		Units
Balance at January 1, 2015 (as restated(1))	492,750	6,085,438	14,322,358	324,967,226	9,822,358	77,087,950	—	408,140,614	146,163,067	554,303,681
Profit attributable to GasLog’s operations (see Note 12)	—	—	—	—	—	—	—	—	7,003,443	7,003,443
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	7,003,443	7,003,443
Cash remittance to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	(172,626,653)	(172,626,653)
Difference between net book values of acquired subsidiaries and consideration paid	—	(1,182,216)	—	(297,211)	—	(17,980,716)	—	(19,460,143)	19,460,143	—
Net proceeds from public offering and issuance of general partner units	153,061	3,658,158	7,500,000	171,857,469	—	—	—	175,515,627	—	175,515,627
Distribution declared	—	(709,615)	—	(21,927,944)	—	(12,803,444)	(39,732)	(35,480,735)	—	(35,480,735)
Share-based compensation	—	2,135	—	65,903	—	29,663	9,053	106,754	—	106,754
Partnership’s profit (see Note 12)	—	894,825	—	30,394,017	—	12,371,992	1,080,418	44,741,252	—	44,741,252
Partnership’s total comprehensive income	—	894,825	—	30,394,017	—	12,371,992	1,080,418	44,741,252	—	44,741,252
Balance at September 30, 2015	645,811	8,748,725	21,822,358	505,059,460	9,822,358	58,705,445	1,049,739	573,563,369	—	573,563,369

Balance at January 1, 2016	645,811	8,841,527	21,822,358	507,432,951	9,822,358	59,785,646	2,116,965	578,177,089	—	578,177,089
Net proceeds from public offering and issuance of general partner units (Note 5)	56,122	1,094,379	2,750,000	52,298,687	—	—	—	53,393,066	—	53,393,066
Distribution declared (see Note 11)	—	(970,008)	—	(32,607,761)	—	(14,085,261)	(837,345)	(48,500,375)	—	(48,500,375)
Share-based compensation	—	4,909	—	126,953	—	57,142	56,456	245,460	—	245,460
Partnership’s profit (see Note 12)	—	1,048,868	—	34,680,475	—	14,969,785	1,744,231	52,443,359	—	52,443,359
Partnership’s total comprehensive income	—	1,048,868	—	34,680,475	—	14,969,785	1,744,231	52,443,359	—	52,443,359
Balance at September 30, 2016	701,933	10,019,675	24,572,358	561,931,305	9,822,358	60,727,312	3,080,307	635,758,599	—	635,758,599

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2015 and 2016

(All amounts expressed in U.S. Dollars)

		For the nine months ended
	Note	September 30, 2015	September 30, 2016

Cash flows from operating activities:
Profit for the period		51,744,695	52,443,359
Adjustments for:
Depreciation		33,097,312	33,168,207
Financial costs		20,315,817	21,766,049
Financial income		(23,998)	(125,788)
Share-based compensation		136,298	341,871
		105,270,124	107,593,698
Movements in working capital		(6,150,540)	1,042,304
Cash provided by operations		99,119,584	108,636,002
Interest paid		(16,288,804)	(17,442,258)
Net cash provided by operating activities		82,830,780	91,193,744
Cash flows from investing activities:
Payments for vessels’ additions		(5,314,747)	(5,240,259)
Financial income received		28,878	113,319
Purchase of short-term investments		25,700,000	—
Maturity of short-term investments		(4,000,000)	—
Net cash provided by/(used in) investing activities		16,414,131	(5,126,940)
Cash flows from financing activities:
Borrowings drawdowns		—	306,739,780
Borrowings repayments		(26,875,000)	(341,893,016)
Payment of loan issuance costs		(916,454)	(6,645,107)
Payment of offering costs		(1,068,297)	(271,607)
Proceeds from public offering and issuance of general partner units, net of underwriters’ discount		176,533,158	53,825,629
Cash distribution to GasLog in exchange for contribution of net assets		(172,626,653)	—
Distributions paid		(35,480,735)	(48,500,375)
Dividend due to GasLog before vessels’ dropdown		(7,850,000)	—
Net cash used in financing activities		(68,283,981)	(36,744,696)
Increase in cash and cash equivalents		30,960,930	49,322,108
Cash and cash equivalents, beginning of the period		47,241,742	60,402,105
Cash and cash equivalents, end of the period		78,202,672	109,724,213

Non-Cash Investing and Financing Activities:	10
Capital expenditures included in liabilities at the end of the period		1,665,575	16,341
Financing costs included in liabilities at the end of the period		—	22,644
Payments for vessels through related parties		189,375	—
Offering costs included in liabilities at the end of the period		36,000	187,349

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the three and nine months ended September 30, 2015 and 2016

(All amounts expressed in U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

The comparative financial statements for the nine months ended September 30, 2015 have been retrospectively adjusted to reflect the historical results of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own three 145,000 cbm LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, which were acquired by the Partnership on July 1, 2015. This acquisition was accounted for as reorganization of companies under common control and the Partnership’s historical results were retroactively restated to reflect the historical results of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

As of September 30, 2016, GasLog holds a 30.45% interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of September 30, 2016, the companies listed below were 100% held by the Partnership:

	Place of	Date of			Cargo Capacity
Name	incorporation	incorporation	Principal activities	Vessel	(cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2015, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on February 12, 2016.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2015. On October 26, 2016, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2015.

The unaudited condensed consolidated financial statements are expressed in U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

F-6

Adoption of new and revised IFRS

Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. In addition, the standard was further amended in April 2016 to clarify the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation), as well as to give new and amended illustrative examples and practical expedients. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments are effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted. Entities are not required to present comparative information for preceding periods. Management anticipates that these amendments will only have a disclosure impact on the Partnership’s financial statements.

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment clarifying how to account for certain types of share-based payment transactions. The amendments clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. An exception to the principles in IFRS 2 is also introduced that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently evaluating the impact of these amendments on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due from related parties
	December 31, 2015	September 30, 2016
Due from GasLog LNG Services (a)	2,885,676	2,338,985

Amounts due to related parties
	December 31, 2015	September 30, 2016
Due to GasLog (b)	137,267	133,428
F-7

(a)	The balances represent mainly amounts advanced to the Manager to cover future operating expenses of the Partnership.
(b)	The balances represent payments made by GasLog on behalf of the Partnership.

Loans due to related parties

	December 31, 2015	September 30, 2016
Revolving credit facility with GasLog	15,000,000	—

Upon completion of the IPO on May 12, 2014, the Partnership entered into a $30,000,000 revolving credit facility with GasLog, to be used for general partnership purposes. The credit facility is for a term of 36 months, unsecured and bears interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest increased to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. As of September 30, 2016, no amount was outstanding under the revolving credit facility.

The Partnership had the following transactions with related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016:

			For the three months ended		For the nine months ended
Company	Details	Account	September 30, 2015	September 30, 2016	September 30, 2015	September 30, 2016
GasLog	Commercial management fee(i)	General and administrative expenses	720,000	720,000	2,160,000	2,160,000
GasLog	Administrative services fee(ii)	General and administrative expenses	1,176,000	1,176,000	2,646,000	3,528,000
GasLog LNG Services	Management fees and other vessel management expenses(iii)	Vessel operating costs	1,104,000	1,104,000	3,312,000	3,312,000
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	—	9,400	131,940	30,000
GasLog	Interest and commitment fee on revolving credit facility	Financial costs	460,000	208,000	1,255,000	754,000

(i)	Commercial Management Agreements

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts. The same provisions are included in the commercial management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with GasLog upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Commercial Management Agreements, the “Commercial Management Agreements”).

(ii)	Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog receives a service fee of $588,000 per vessel per year in connection with providing services under this agreement.

(iii)	Ship Management Agreements

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46,000 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1,000 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72,000 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Ship Management Agreements, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses, with effect from April 1, 2015.

F-8

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
At January 1, 2016	1,363,531,560
Additions	5,043,823
Fully amortized drydocking component	(2,520,000)
At September 30, 2016	1,366,055,383

Accumulated depreciation
At January 1, 2016	88,797,694
Depreciation expense	33,168,207
Fully amortized drydocking component	(2,520,000)
At September 30, 2016	119,445,901

Net book value
At December 31, 2015	1,274,733,866
At September 30, 2016	1,246,609,482

Vessels with an aggregate carrying amount of $1,246,609,482 as of September 30, 2016 (December 31, 2015: $1,274,733,866) have been pledged as collateral under the terms of the Partnership’s bank loan agreements.

5. Partners’ Equity

On August 5, 2016, GasLog Partners completed an equity offering of 2,750,000 common units at a public offering price of $19.50 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were $52,298,687. In connection with the offering, the Partnership issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,094,379.

6. Borrowings

	December 31, 2015	September 30, 2016
Amounts due within one year	328,000,000	40,572,066
Less: unamortized deferred loan issuance costs	(2,232,264)	(2,598,481)
Borrowings – current portion	325,767,736	37,973,585
Amounts due after one year	420,000,000	672,274,698
Less: unamortized deferred loan issuance costs	(4,277,093)	(7,751,170)
Borrowings – non-current portion	415,722,907	664,523,528
Total	741,490,643	702,497,113

The main terms of the bank loan facilities and the $30,000,000 revolving credit facility with GasLog have been disclosed in the annual consolidated financial statements for the year ended December 31, 2015. Refer to Note 8 “Borrowings”.

On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements (the “Credit Agreements”) to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The Credit Agreements are comprised of a five-year senior tranche facility of up to $396,500,000 and a two-year bullet junior tranche of up to $180,000,000. The vessels covered by the Credit Agreements are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne. ABN AMRO Bank N.V. and DNB (UK) Ltd. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited.

On April 5, 2016, $216,864,780 and $89,875,000 under the senior and junior tranche, respectively, of the Credit Agreements were drawn by the Partnership to refinance $305,500,000 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. The senior tranche facility provides for three advances of $72,288,260 that shall be repaid in 20 quarterly equal installments commencing three months after the drawdown date. The junior tranche facility provides for three advances of $29,958,333 each that shall be repaid in full 24 months after the drawdown date. Amounts drawn bear interest at LIBOR plus a margin (variable margin for the junior tranche).

The Credit Agreements are secured as follows:

(i)	first and second priority mortgages over the ships owned by the respective borrowers;
(ii)	guarantees from the Partnership, GasLog, GasLog Carriers Ltd. and GasLog Partners Holdings LLC;
(iii)	a share charge over the share capital of the respective borrower; and
(iv)	first and second priority assignment of all earnings and insurance related to the ship owned by the respective borrower.
F-9

The Credit Agreements impose certain operating and financial restrictions on the Partnership and GasLog. These restrictions generally limit the Partnership’s and GasLog’s collective subsidiaries’ ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, the Partnership or any of its affiliates, (c) sell or otherwise dispose of assets, including ships, (d) engage in merger transactions, (e) enter into, terminate or amend any charter, (f) amend shipbuilding contracts, (g) change the manager of ships, or (h) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The GasLog and the Partnership’s guarantees to the Credit Agreements impose specified financial covenants that apply to the Partnership and GasLog and its subsidiaries on a consolidated basis.

The financial covenants that apply to the Partnership include the following:

(i)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15,000,000;
(ii)	total indebtedness divided by total assets must be less than 60.0%;
(iii)	the ratio of EBITDA over debt service obligations as defined in the Partnership’s guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%; and
(iv)	the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The financial covenants that apply to GasLog and its subsidiaries on a consolidated basis include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;
(ii)	total indebtedness divided by total assets must not exceed 75.0%;
(iii)	the ratio of EBITDA over debt service obligations as defined in the GasLog guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;
(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50,000,000 after the first drawdown;
(v)	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
(vi)	GasLog’s market value adjusted net worth must at all times be not less than $350,000,000.

The Credit Agreements also impose certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership’s and GasLog’s ability to make any substantial change in the nature of the Partnership’s or GasLog’s business or to engage in transactions that would constitute a change of control, as defined in the Credit Agreements, without repaying all of the Partnership’s and GasLog’s indebtedness under the Credit Agreements in full.

The Credit Agreements contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, they contain covenants requiring the Partnership, GasLog and certain of their subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at not less than 115.0% until the maturity of the junior tranche, and 120.0% at any time thereafter, of the then outstanding amount under the applicable facility and any related swap exposure. If the Partnership and GasLog fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2015	September 30, 2016
Unearned revenue	17,365,081	17,365,081
Accrued legal and professional fees	194,979	168,842
Accrued crew costs	2,104,180	1,729,831
Accrued off-hire	156,841	140,815
Accrued purchases	1,022,494	1,253,535
Accrued interest	2,914,945	4,411,278
Accrued board of directors’ fees	218,750	187,500
Accrued financing cost	—	22,836
Other payables and accruals	807,082	672,464
Total	24,784,352	25,952,182
F-10

8. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2016	September 30, 2015	September 30, 2016
Board of directors’ fees	268,356	238,492	824,524	756,538
Share-based compensation	68,898	137,985	136,298	341,870
Legal and professional fees	948,446	256,368	1,799,193	943,315
Commercial management fees (Note 3)	720,000	720,000	2,160,000	2,160,000
Administrative fees (Note 3)	1,176,000	1,176,000	2,646,000	3,528,000
Foreign exchange differences, net	63,290	95,118	44,860	169,543
Other expenses, net	169,883	125,933	710,961	526,362
Total	3,414,873	2,749,896	8,321,836	8,425,628

9. Financial Costs

An analysis of financial costs is as follows:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2016	September 30, 2015	September 30, 2016
Amortization of deferred loan issuance costs	763,148	907,736	2,226,523	2,827,458
Interest expense on loans	6,106,982	6,200,753	17,928,671	18,288,758
Commitment fees	—	168,000	—	410,667
Other financial costs including bank commissions	52,413	56,418	160,623	239,166
Total financial costs	6,922,543	7,332,907	20,315,817	21,766,049

10. Non-cash Items on Statements of Cash Flows

As of September 30, 2016, there were capital expenditures of $16,341 which had not been paid during the period ended September 30, 2016 and were included in current liabilities (December 31, 2015: $212,777).

As of September 30, 2016, there were financing costs of $22,644 which had not been paid during the period ended September 30, 2016 and were included in liabilities (December 31, 2015: $30,248).

As of September 30, 2016, there were offering costs of $187,349 that have not been paid during the period ended September 30, 2016 and were included in liabilities (December 31, 2015: $0).

As of December 31, 2015, there were financing costs paid by related parties of $44,193.

As of December 31, 2015, there were offering costs paid through related parties of $26,393.

As of September 30, 2015, there were capital expenditures of $1,665,575 which had not been paid during the period ended September 30, 2015 and were included in current liabilities (December 31, 2014: $102,838).

As of September 30, 2015, there were capital expenditures paid through related parties of $189,375 (December 31, 2014: $122,332).

As of September 30, 2015, there were offering costs of $36,000 that have not been paid during the period ended September 30, 2015 and were included in liabilities (December 31, 2014: $86,766).

11. Cash Distributions

On January 27, 2016, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2015, of $0.478 per unit. The cash distribution was paid on February 12, 2016, to all unitholders of record as of February 8, 2016.

On April 27, 2016, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended March 31, 2016, of $0.478 per unit. The cash distribution was paid on May 13, 2016, to all unitholders of record as of May 9, 2016.

On July 27, 2016, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended June 30, 2016, of $0.478 per unit. The cash distribution was paid on August 12, 2016, to all unitholders of record as of August 8, 2016.

F-11

12. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing net income reported at the end of each period by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2016	September 30, 2015	September 30, 2016
Profit for the period	19,229,755	18,870,801	51,744,695	52,443,359
Less:
Profit attributable to GasLog’s operations*	—	—	(7,003,443)	—
Partnership’s profit for basic and diluted EPU	19,229,755	18,870,801	44,741,252	52,443,359
Partnership’s profit attributable to:
Common unitholders	12,250,657	12,706,712	30,394,017	34,680,475
Subordinated unitholders	5,514,085	5,079,279	12,371,992	14,969,785
General partner	384,595	377, 416	894,825	1,048,868
Incentive distribution rights**	1,080,418	707,394	1,080,418	1,744,231
Weighted average number of units outstanding (basic)
Common units	21,822,358	23,496,271	16,959,721	22,384,402
Subordinated units	9,822,358	9,822,358	9,822,358	9,822,358
General partner units	645,811	679,972	546,574	657,281
Earnings per unit (basic)
Common unitholders	0.56	0.54	1.79	1.55
Subordinated unitholders	0.56	0.52	1.26	1.52
General partner	0.60	0.56	1.64	1.60
Weighted average number of units outstanding (diluted)
Common units	21,822,358	23,521,921	16,959,721	22,403,462
Subordinated units	9,822,358	9,822,358	9,822,358	9,822,358
General partner units	645,811	679,972	546,574	657,281
Earnings per unit (diluted)
Common unitholders	0.56	0.54	1.79	1.55
Subordinated unitholders	0.56	0.52	1.26	1.52
General partner	0.60	0.56	1.64	1.60

*	Includes profits of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

**	Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the Partnership’s initial public offering. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

13. Share-based Compensation

The terms of the 2015 Long-Term Incentive Plan (the “2015 Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 20 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2015.

On April 1, 2016, the Partnership granted to its executives, 24,925 RCUs and 24,925 PCUs in accordance with its 2015 Plan. The RCUs and PCUs will vest on March 31, 2019. The holders are entitled to cash distributions that will be accrued and settled on vesting.

			Fair value at
Awards	Number	Grant date	grant date
RCUs	24,925	April 1, 2016	$16.45
PCUs	24,925	April 1, 2016	$16.45

In accordance with the terms of the 2015 Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the Plan was determined by using the grant date closing price of $16.45 per common unit and was not further adjusted since the holders are entitled to cash distribution.

F-12

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2016	16,999	2.25	410,016
Granted during the period	24,925	—	410,000
Outstanding as of September 30, 2016	41,924	2.09	820,016
PCUs
Outstanding as of January 1, 2016	16,999	2.25	410,016
Granted during the period	24,925	—	410,000
Outstanding as of September 30, 2016	41,924	2.09	820,016

The total expense recognized in respect of equity-settled employee benefits for the three and nine months ended September 30, 2016 is $137,985 and $341,870 respectively (for the three and nine months ended September 30, 2015: $68,898 and $136,298, respectively). The total accrued cash distribution as of September 30, 2016 is $142,205 (December 31, 2015: $45,795) and is included under “Other non-current liabilities”.

14. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of September 30, 2016 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	September 30, 2016
Not later than one year	204,931,524
Later than one year and not later than three years	303,680,182
Later than three years and not later than five years	60,161,250
Total	568,772,956

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., respectively, is counter guarantor for the acquisition from BG Group plc of 83.33% of depot spares with an aggregate value of $6,000,000, of which $660,000 have been purchased and paid as of September 30, 2016 by GasLog. These spares should be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

15. Subsequent Events

On October 26, 2016, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.478 per unit for the quarter ended September 30, 2016. The cash distribution is payable on November 11, 2016, to all unitholders of record as of November 7, 2016.

F-13

APPENDIX A

Supplemental Non-GAAP Partnership Performance Information and reconciliation tables

Our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership. The non-GAAP Partnership Performance Results presented below exclude amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control under IFRS, GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer. The Partnership believes these measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership.

These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	Partnership Performance Results
(All amounts expressed in U.S. dollars)	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2016	September 30, 2015	September 30, 2016
Revenues	51,452,562	51,452,566	116,973,389	150,446,347
Vessel operating costs	(10,151,112)	(10,822,165)	(23,350,385)	(32,634,111)
Voyage expenses and commissions	(640,222)	(644,204)	(1,457,519)	(2,134,781)
Depreciation	(11,098,875)	(11,116,002)	(24,825,536)	(33,168,207)
General and administrative expenses	(3,414,873)	(2,749,896)	(7,718,873)	(8,425,628)
Profit from operations	26,147,480	26,120,299	59,621,076	74,083,620
Financial costs	(6,922,543)	(7,332,907)	(14,902,411)	(21,766,049)
Financial income	4,818	83,409	22,587	125,788
Total other expenses, net	(6,917,725)	(7,249,498)	(14,879,824)	(21,640,261)
Partnership’s profit for the period	19,229,755	18,870,801	44,741,252	52,443,359

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

(All amounts expressed in U.S. dollars)	For the nine months ended September 30, 2015
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	30,762,151	116,973,389	147,735,540
Vessel operating costs	(8,898,662)	(23,350,385)	(32,249,047)
Voyage expenses and commissions	(573,312)	(1,457,519)	(2,030,831)
Depreciation	(8,271,776)	(24,825,536)	(33,097,312)
General and administrative expenses	(602,963)	(7,718,873)	(8,321,836)
Profit from operations	12,415,438	59,621,076	72,036,514
Financial costs	(5,413,406)	(14,902,411)	(20,315,817)
Financial income	1,411	22,587	23,998
Total other expenses, net	(5,411,995)	(14,879,824)	(20,291,819)
Profit for the period	7,003,443	44,741,252	51,744,695

(All amounts expressed in U.S. dollars)	For the nine months ended September 30, 2016
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	150,446,347	150,446,347
Vessel operating costs	—	(32,634,111)	(32,634,111)
Voyage expenses and commissions	—	(2,134,781)	(2,134,781)
Depreciation	—	(33,168,207)	(33,168,207)
General and administrative expenses	—	(8,425,628)	(8,425,628)
Profit from operations	—	74,083,620	74,083,620
Financial costs	—	(21,766,049)	(21,766,049)
Financial income	—	125,788	125,788
Total other expenses, net	—	(21,640,261)	(21,640,261)
Profit for the period	—	52,443,359	52,443,359
A-1

(All amounts expressed in U.S. dollars)	For the three months ended September 30, 2015
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	51,452,562	51,452,562
Vessel operating costs	—	(10,151,112)	(10,151,112)
Voyage expenses and commissions	—	(640,222)	(640,222)
Depreciation	—	(11,098,875)	(11,098,875)
General and administrative expenses	—	(3,414,873)	(3,414,873)
Profit from operations	—	26,147,480	26,147,480
Financial costs	—	(6,922,543)	(6,922,543)
Financial income	—	4,818	4,818
Total other expenses, net	—	(6,917,725)	(6,917,725)
Profit for the period	—	19,229,755	19,229,755

(All amounts expressed in U.S. dollars)	For the three months ended September 30, 2016
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	51,452,566	51,452,566
Vessel operating costs	—	(10,822,165)	(10,822,165)
Voyage expenses and commissions	—	(644,204)	(644,204)
Depreciation	—	(11,116,002)	(11,116,002)
General and administrative expenses	—	(2,749,896)	(2,749,896)
Profit from operations	—	26,120,299	26,120,299
Financial costs	—	(7,332,907)	(7,332,907)
Financial income	—	83,409	83,409
Total other expenses, net	—	(7,249,498)	(7,249,498)
Profit for the period	—	18,870,801	18,870,801
A-2